Hilton Group plc



DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTOR	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
DAVID MICHELS	26	13	2,514
BRIAN WALLACE	26	13	2,514
CHRISTOPHER BELL	26	13	2,514

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 APRIL 2005 AT 295P PER SHARE
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

4/20

2004 ANNUAL REPORT AND ASSOCIATED DOCUMENTATION

COPIES OF THE FOLLOWING DOCUMENTS HAVE BEEN SUBMITTED TO THE UK LISTING AUTHORITY:

1. THE 2004 ANNUAL REPORT

2. THE 2004 ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT

3. THE SHAREHOLDER CIRCULAR REGARDING THE 2005 ANNUAL GENERAL MEETING

4. THE FORM OF PROXY

5. THE FORMS OF DIRECTION

THESE WILL SHORTLY BE AVAILABLE FOR INSPECTION AT THE UK LISTING AUTHORITY'S DOCUMENT VIEWING FACILITY WHICH IS SITUATED AT:

FINANCIAL SERVICES AUTHORITY
25 THE NORTH COLONNADE
CANARY WHARF
LONDON
E14 5HS
TEL. NO. (0)20 7066 1000